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October 19, 2009

VIA EDGAR (As Correspondence)

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jennifer Thompson,
Accounting Branch Chief

	Re:	SPAR Group, Inc.
Your File No. 0-27408
Form 10-K for the year ended December 31, 2008 Filed April 15, 2009

Confirmation of Extension of Time to Respond to Staff Comments to November 5, 2009

Dear Ms. Thompson:

Reference is made to your letter dated October 7, 2009 (the "Comment Letter"), to Gary S. Raymond, Chief Executive Officer and President, of SPAR Group, Inc. (the "Corporation"), concerning the staff's additional comments following its review of the Corporation's original response letter dated September 18, 2009.

This letter confirms that on October 19, 2009, I contacted Lisa Sellars, a Staff Accountant, and requested an extension to the response deadline stated in the Comment Letter, and Ms. Sellars granted an extension to November 5, 2009.

The Corporation acknowledges and confirms that it will submit a letter specifically addressing the comments raised in the Comment Letter by no later than November 5, 2009.

Very truly yours,

SPAR Group, Inc.

By:	/s/ James R. Segreto
James R. Segreto, Chief Financial Officer

CC:	Gary S. Raymond
Lawrence David Swift, Esq.
Rick Hester

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SPAR Group, Inc. * 560 White Plains Road, Suite 210 * Tarrytown NY 10591-5198

Phone 914.332.4100 * Fax 914.332.0741 * Website: www.sparinc.com